Exhibit 99.1

IMPERIAL TOBACCO GROUP PLC

Notification of transactions of Directors and Persons Discharging Managerial Responsibilities (PDMRs) or Connected Persons.

Imperial Tobacco Group PLC announces that Gareth Davis, a director and PDMR, has today transferred to a Citibank N.A. nominee account legal ownership of 225,000 ordinary shares in the Company (the Shares) in connection with a facility made available to Mr Davis by Citibank N.A.

There is no change in the beneficial interest in the Shares and no change in the number of Mr Davis’ holding of ordinary shares in the Company as a consequence of the transfer.

Copies of our announcements are available on our website www.imperial-tobacco.com.

Matthew Phillips

Company Secretary